                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                             _______________________

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                        ALASKA NORTHWEST PROPERTIES INC.
                                (Name of Issuer)

                              UNDER THE RADAR, INC.
                        ALASKA NORTHWEST PROPERTIES INC.
                                    ANP, LLC
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    011750205
                      (CUSIP Number of Class of Securities)

                              MICHAEL W. SHIMASAKI
                                    PRESIDENT
                        ALASKA NORTHWEST PROPERTIES INC.,
                             19048 37TH AVENUE SOUTH
                               SEATTLE, WA  98188
                                 (206) 433-0730
            (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                              RICHARD B. DODD, ESQ.
                              PRESTON GATES & ELLIS
                 5000 COLUMBIA SEAFIRST CENTER; 701 FIFTH AVENUE
                               SEATTLE, WA  98104
                                 (206) 623-7580

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.   [  ] A tender offer.

     d.   [  ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

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                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
               TRANSACTION                        AMOUNT OF FILING FEE
                VALUATION

               $22,200,000*                                $4,440
--------------------------------------------------------------------------------
* For purposes of calculation of fee only. The amount of the filing fee calculated in accordance with Regulation 240.0-11(c)(1) of the Securities Exchange Act of 1934 equals 1/50 of one percent of the value of the shares purchased.
----------------------------------
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $4,440

Form or Registration No.:  Schedule 14A

Filing Party:              Alaska Northwest Properties Inc.

Date Filed:                December 13, 1996

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                                  INTRODUCTION

     This Rule 13E-3 Transaction Statement (the "Statement") relates to a proposal to adopt and approve (A) the merger (the "Merger") of Under the Radar, Inc., an Alaska corporation ("UTR"), into Company, as contemplated by that certain Agreement and Plan of Reorganization by and among Alaska Northwest Properties Inc. ("Company"), UTR, ANP, LLC, a Washington limited liability company ("LLC"), and James H. and Bobbie Jannard, dated November 18, 1996 (the "Reorganization Agreement"), and (B) the Articles of Merger and Plan of Merger between UTR and Company (the "Merger Agreement").

     In the event that the Merger is approved and the other conditions set forth in the Reorganization Agreement are satisfied or waived, prior to the effective time of the Merger, pursuant to a certain Agreement and Plan of Distribution dated December 11, 1996 (the "Plan of Distribution"), Company will distribute certain assets to LLC in exchange for all of the interests of LLC (the "LLC Interests") (the "Spin-Off"). After effecting the Spin-Off, the Board of Directors will then declare a dividend of the LLC Interests, or cash in lieu of fractional LLC Interests (the "Spin-Off Distribution"). No vote of Company shareholders is required, or is being requested, in connection with the Spin-Off Distribution.

     This Statement  is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended, if and to the extent they are deemed to be applicable to this transaction. Copies of the Reorganization Agreement and Plan of Distribution have been filed by Company as Exhibits A and B, respectively, to the proxy statement (the "Proxy Statement") filed as Exhibit (d) to this Statement.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by Company with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this Statement. The information set forth in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by information contained in the Proxy Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The information set forth on the cover page of the Proxy Statement and under "PROPOSAL: THE MERGER--Certain Information Concerning Company" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under "MARKET PRICES OF AND DIVIDENDS ON STOCK" is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under "MARKET PRICES OF AND DIVIDENDS ON STOCK is incorporated herein by reference.

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     (d)  The information set forth in the Proxy Statement under "MARKET PRICES
OF AND DIVIDENDS ON STOCK" is incorporated herein by reference. There are no current restrictions on Company to pay future dividends.

     (e)  Negative.

     (f) Below is information relating to purchases of Company securities by Company and affiliates since January 1, 1994.

COMPANY PURCHASES OF COMPANY SECURITIES

Quarter               Number of Shares       Range ($)          Average ($)
-------               ----------------       ---------          -----------
1st Quarter 1994              3                180.00              180.00
2nd Quarter 1994              2                180.00              180.00
3rd Quarter 1994              4                180.00              180.00
4th Quarter 1994              5                180.00              180.00
1st Quarter 1995             --                  --                  --
2nd Quarter 1995              1                180.00              180.00
3rd Quarter 1995              4                180.00              180.00
4th Quarter 1995              1                180.00              180.00
1st Quarter 1996             --                  --                  --
2nd Quarter 1996             12            180.00 - 200.00         198.33
3rd Quarter 1996              7                200.00              200.00
4th Quarter 1996             --                  --                  --

AFFILIATES' PURCHASES OF COMPANY SECURITIES

Ronald F. Cosgrave

Quarter               Number of Shares       Range ($)          Average ($)
-------               ----------------       ---------          -----------
1st Quarter 1994            1108               214.00              214.00
2nd Quarter 1994             70            200.00 - 207.00         202.90
3rd Quarter 1994             150           180.00 - 250.00         237.33
4th Quarter 1994             105           170.00 - 210.00         171.90
1st Quarter 1995             --                  --                  --
2nd Quarter 1995             251           170.00 - 202.00         176.50
3rd Quarter 1995             88            230.00 - 250.00         239.09
4th Quarter 1995             --                  --                  --
1st Quarter 1996             60                200.00              200.00
2nd Quarter 1996             200               190.00              190.00
3rd Quarter 1996             --                  --                  --
4th Quarter 1996             20                250.00              250.00


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Michael W. Shimasaki

Quarter               Number of Shares       Range ($)          Average ($)
-------               ----------------       ---------          -----------
1st Quarter 1994             20                150.00              150.00
2nd Quarter 1994             --                  --                  --
3rd Quarter 1994             --                  --                  --
4th Quarter 1994             50                170.00              170.00
1st Quarter 1995             50                170.00              170.00
2nd Quarter 1995             --                  --                  --
3rd Quarter 1995             --                  --                  --
4th Quarter 1995             --                  --                  --
1st Quarter 1996             --                  --                  --
2nd Quarter 1996             300               190.00              190.00
3rd Quarter 1996             --                  --                  --
4th Quarter 1996             --                  --                  --

Keith J. Kennedy

Quarter               Number of Shares       Range ($)          Average ($)
-------               ----------------       ---------          -----------
1st Quarter 1994             --                  --                  --
2nd Quarter 1994             --                  --                  --
3rd Quarter 1994             --                  --                  --
4th Quarter 1994             --                  --                  --
1st Quarter 1995             --                  --                  --
2nd Quarter 1995             --                  --                  --
3rd Quarter 1995             --                  --                  --
4th Quarter 1995             --                  --                  --
1st Quarter 1996             --                  --                  --
2nd Quarter 1996             100               190.00              190.00
3rd Quarter 1996             --                  --                  --
4th Quarter 1996             --                  --                  --

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d), (g)   This Statement is being filed by Company, UTR and LLC.
Company is the issuer of the common stock which is the subject of the Rule 13e-3 transaction. Information set forth on the cover page of the Proxy Statement and under "PROPOSAL: THE MERGER--Special Factors--Interest of Certain Persons in the Merger," "--Special Factors--Interest in Securities of Company," "--Certain Information Concerning Company," "--Certain Information Concerning UTR and Jannard" is incorporated herein by reference. Below is the identity and background of each affiliate of Company who is a natural person.

     Ronald F. Cosgrave (P.O. Box 68934, Seattle, WA 98168) has been a Director and Chairman of Company since 1979. He also served as President from 1979 to 1990. Mr.

Cosgrave is also a Director of Alaska Air Group, Inc. and Chairman Emeritus of Alaska Airlines, Inc. He is a United States citizen.

     Michael W. Shimasaki (P.O. Box 68934, Seattle, WA 98168) has been a Director of Company since 1990. He has served as President and Treasurer since 1990 and as Vice President from 1983 to 1990. He is a United States citizen.

     Michael K. Chung (P.O. Box 68934, Seattle, WA 98168) became a Director of Company in April 1995. He has been Vice President and Secretary since 1992. Mr. Chung served as Controller from 1991 to 1995. He is a citizen of Korea.

     Keith J. Kennedy (P.O. Box 68934, Seattle, WA 98168) has served as Director of Company since 1991. He also served as Company Secretary from 1981 to 1987, Treasurer from 1983 to 1986 and a Director from 1981 to 1987 and from 1971 to 1979. Mr. Kennedy has been a pilot for Alaska Airlines, Inc. since 1983. He is a United States citizen.

     Barry C. Maulding (P.O. Box 68934, Seattle, WA 98168) has served as a Director of Company since 1984. He has been Vice President and General Counsel of PrimeSource Corporation, a national distributor of graphic arts supplies and equipment since 1991. Mr. Maulding was the Director-Legal Services for Univar Corporation from 1984 to 1991. He is a United States citizen.

     James H. Jannard (P.O. Box 1707, Eastsound, WA 98245) has been Chairman of the Board and President of Oakley, Inc. since 1975. He is a United States citizen.

     (e)-(f) During the last five years, no executive officer, director or any person controlling Company, UTR or LLC: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(1)    Not applicable.

     (a)(2) The information set forth in the Proxy Statement under "PROPOSAL: THE MERGER--Special Factors--Interest in Securities of Company" and "--Background of the Merger" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under "PROPOSAL: THE MERGER--Background of the Merger" is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth on the cover page of the Proxy Statement and under "THE TRANSACTION," "THE MERGER," "THE SPIN-OFF DISTRIBUTION"and "ANP, LLC" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under "PROPOSAL: THE MERGER--Special Factors--Interest of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth in the Proxy Statement under "INTRODUCTION," "PROPOSAL: THE MERGER--Special Factors--Plans for Company," "-- Special Factors--Certain Effects of the Merger," "--Special Factors--Interest of Certain Persons in the Merger," "--The Reorganization Agreement," "THE SPIN-OFF DISTRIBUTION," "ANP, LLC--General," "--The LLC Agreement--Management," "--The LLC Agreement--Members," "--The LLC Agreement--Distributions in General" and the Reorganization Agreement (Exhibit A to the Proxy Statement) is incorporated herein by reference.

ITEM 6.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Proxy Statement under "PROPOSAL: THE MERGER--Financing the Acquisition" and the Pro Forma Closing Schedule (Exhibit C to the Proxy Statement) is incorporated herein by reference.

     (b)  The information set forth in the Proxy Statement under "PROPOSAL: THE
MERGER--Financing the Acquisition" is incorporated herein by reference.   If the
Merger is not consummated through no fault of Company, expenses incurred in connection with printing and mailing of the Proxy Statement and any other documents distributed or to be distributed to shareholders of Company and the filing fee with respect to the Proxy Statement shall be borne equally by UTR and Company. An itemized statement of expenses estimated to be incurred in connection with the transaction is set forth below.

     SEC Filing Fees                                $  4,440.00
     Legal Fees and Expenses                         126,785.00
     Accounting Fees and Expenses                      5,750.00
     Telephone                                         1,000.00
     Printing and Mailing                              6,250.00
     Barge, Transportation and Travel                  6,700.00
     Consulting                                        1,750.00
     Solicitation (Brochures)                          3,500.00
     Public Relations                                    650.00
     Miscellaneous                                     2,625.00
                                                    -----------
                                       TOTAL        $163,890.00


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

     (c) The information set forth in the Proxy Statement under "PROPOSAL: THE MERGER--Financing the Acquisition" is incorporated herein by reference.

     (d)  Not applicable.

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The information set forth in the Proxy Statement under "THE TRANSACTION," "PROPOSAL: THE MERGER--Special Factors--Purpose of Merger," "-- Special Factors--Recommendation of the Board and Reasons for the Merger," "-- Special Factors--Certain Effects of the Merger," "--Special Factors--Certain Tax Consequences of the Merger," "--Special Factors--Interest of Certain Persons in the Merger," "--Background of the Merger," "THE SPIN-OFF DISTRIBUTION--The Spin-Off Distribution," "--The Spin-Off Distribution--Certain Tax Consequences of the Spin-Off Distribution," "ANP, LLC--General," "--The LLC Agreement" and "-- Certain Income Tax Consequences of Interest Holders and Members of LLC" is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

     (a)-(c) The information set forth in the Proxy Statement under "THE SPECIAL MEETING--Vote Required," and "PROPOSAL: THE MERGER--Special Factors-- Recommendation of the Board and Reasons for the Merger" is incorporated herein by reference.

     (d) A majority of directors who are not employees of Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of such transaction.

     (e) The Rule 13e-3 transaction was approved by a majority of the directors of Company who are not employees of Company.

     (f)  Not applicable.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)  Negative.

     (b)  Not applicable.

     (c)  Not applicable.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Proxy Statement under "PROPOSAL: THE MERGER--Special Factors--Interest of Certain Persons in the Merger" is incorporated herein by reference. Below is a list of the beneficial ownership of Company securities.

                                                              ACQUIRABLE
                                      VOTING & INVESTMENT      WITHIN 60                       PERCENT OF
      NAME                                   POWER                DAYS       TOTAL (a)            CLASS
      ----                            -------------------     ----------     ---------         -----------
Ronald F. Cosgrave                          13,420                 300         13,720             44.03
Keith J. Kennedy                               672 (b)(c)          200            872              2.80
Barry C. Maulding                              130 (c)             200            330              1.06
Michael W. Shimasaki                         1,005 (c)(d)          400          1,405              4.51
Michael K. Chung                                 0                 295            295              0.95
All directors & officers as a group         15,227               1,395         16,622             53.34
(5 persons)

(a) Represents the total shares over which the named person has any voting or investment power and includes the shares in the "Acquirable Within 60 Days" column above as required by SEC regulations.
(b) Includes 60 shares held as a custodian for minor children.
(c) Does not include 405 shares owned by a private foundation as to which Messrs. Kennedy, Maulding and Shimasaki, the trustees, disclaim beneficial ownership.
(d) Includes 400 shares held as custodian for unrelated minor children.

     (b) The information set forth in the Proxy Statement under "PROPOSAL: THE MERGER--Special Factors--Interest in Securities of Company" is incorporated herein by reference.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH
RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the Proxy Statement under "PROPOSAL: THE MERGER--Special Factors--Interest of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the Proxy Statement under "THE SPECIAL MEETING--Vote Required," "PROPOSAL: THE MERGER--Special Factors-- Recommendation of the Board and Reasons for the Merger," "--Special Factors-- Interest of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a)  Not applicable.


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

     (b)  Not applicable.

     (c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the Proxy Statement under "COMPANY FINANCIAL INFORMATION AND PRO FORMA FINANCIAL INFORMATION" is incorporated herein by reference.

     (b)  Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Proxy Statement under "PROPOSAL: THE MERGER--Special Factors--Plans for Company" and "--Special Factors--Interest of Certain Persons in the Merger" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under "THE SPECIAL MEETING--General" is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in the Proxy Statement and Exhibits thereto is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d) Proxy Statement, related Notice of Special Meeting and proxy card (incorporated herein by reference to the Proxy Statement and related materials filed by Company on Schedule 14A).

     (e)  Not applicable.

     (f)  Not applicable.

                            [Signature Page Follows]


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

                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        ALASKA NORTHWEST PROPERTIES INC.


Dated: December 13, 1996                By /s/ Michael W. Shimasaki
                                          ------------------------------------


                                        UNDER THE RADAR, INC.


Dated: December 13, 1996                By /s/ James H. Jannard
                                          ------------------------------------


                                        ANP, LLC


Dated: December 13, 1996                By /s/ Ronald F. Cosgrave
                                          ------------------------------------



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